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January 9, 2012

Via Federal Express and EDGAR

Ms. Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.

Amendment No. 4 to Registration Statement on Form 20-F

Filed January 9, 2012

File No. 001-35530

Dear Ms. Ransom:

On behalf of our client, Brookfield Renewable Energy Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided verbally to the Company (collectively, the “Comments”) with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 4 showing changes against the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the Comments in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 4. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

The following are the Company’s responses to the Comments:

Consolidated Financial Statements as at December 31, 2011 and December 31, 2010 and for the Years Ended December 31, 2011, 2010 and 2009

2. Significant Accounting Policies, page F-10

(b) Basis of Presentation, page F-10

1.	Please tell us in detail why the redeemable partnership units of BRELP held by Brookfield Asset Management are not reflected as non-controlling interests in your subsidiary, as these units appear to represent equity in BRELP not attributable to the parent, Brookfield Renewable Energy Partners L.P. Please address your consideration of paragraphs 27 and 28 of IAS 27 as well as paragraph 19 of IAS 27 which indicates that non-controlling interests are based on present ownership interests and do not reflect the possible exercise or conversion of potential voting rights. If you believe the redeemable partnership units do not represent non-controlling equity interests in your subsidiary because the units represent a liability as opposed to equity interest of BRELP on a stand-alone basis, please explain in detail the basis for your position. In this regard, we note the IFRS Conceptual Framework states the following in paragraph 4.4: “equity is the residual interest in the assets of the entity after deducting all its liabilities.” Tell us whether you view the redeemable partnership units as such a residual interest in BRELP, indicating why or why not. Notwithstanding the preceding, please refer to paragraph 4.6 of the IFRS Conceptual Framework which states that “[i]n assessing whether an item meets the definition of an asset, liability or equity, attention needs to be given to its underlying substance and economic reality and not merely its legal form” and tell us how you concluded the redeemable partnership units do not represent, in substance, a non-controlling interests in a consolidated subsidiary.

Response.

In response to the Staff’s comment, the Company has revised the disclosure in Items 3, 5 and 18 of Amendment No. 4.

General

2.	Please revise your disclosure as noted below or advise:

•

With respect to the quarterly equity enhancement distribution, please revise to provide an example of how such amount will be calculated, including a description of how you calculate your total capitalization value as well as a description of any adjustments.

•

With respect to the incentive distributions, please disclose the specified targets and quantify the amount by which the specified targets need to be exceeded in order to pay such distributions. Please also provide an example of how such distributions will be calculated.

•	Please quantify in a table all management fees, equity enhancement distributions and incentive distributions on an annual basis to clarify such disclosure.

•	Please revise to describe the risks created by the structure of the management fees and equity enhancement distributions, which create incentives for the Managers and BRELP GP LP to maximize fees and other distributions. In addition, please highlight the fact that the management fee is not tied to your performance.

Response.

In response to the first bullet point above, the Company respectfully advises the Staff that it does not have equity enhancement distributions which are separate from the Base Management Fee. Descriptions of how the Company calculates the Base Management Fee and the Total Capitalization Value (including adjustments) are included on pages 9, 124, 144 and 165, respectively. In order to provide greater clarity, the Company has provided an example of how it has made and intends to make distributions on page 165 in accordance with the Regular Distribution Waterfall.

In response to the second bullet above, the Company respectfully advises the Staff that the specified targets for the quarterly incentive distributions to BRELP GP LP are set forth on page 165 and are referred to in Amendment No. 4 as the First Distribution Threshold and the Second Distribution Threshold. In order to provide greater clarity, the Company has provided an example of how it has made and intends to make distributions on page 165 in accordance with the Regular Distribution Waterfall.

In response to the third bullet point above, the Company has revised the disclosure on page 165 to include a table which quantifies all management fees and incentive distributions the Company has paid to date.

In response to the fourth bullet point above, the Company has revised the disclosure on page 25.

History and Development of the Company

3.	We note your disclosure that Brookfield will not owe your unitholders any fiduciary duties under your Master Service Agreement or other arrangements with Brookfield and that The Bermuda Limited Partnership Act 1883, under which your company and BRELP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership. Please revise your disclosure in this section to more specifically describe the fiduciary duties owed to unitholders under Bermuda law and how these fiduciary duties are different than those owed to unitholders under U.S. and Canadian law. To the extent your Limited Partnership Agreement modifies fiduciary duties that might otherwise be owed to your company, please more specifically describe these modifications.

Response.

In response to the Staff’s comment, the Company has revised the disclosure on page 25.

* * *

Brookfield Renewable hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Catherine Brown

Jason Niethamer

Robyn Manuel

Daniel Leslie

(Securities and Exchange Commission)

Josée Guibord

(Brookfield Renewable Energy Partners L.P.)